FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, JAPAN OR THE UNITED STATES, OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL.

13 March 2015, London UK - LSE announcement

GSK completes partial sale of Aspen Pharmacare Holdings Ltd shares

Further to the announcement by GSK on 12 March 2015, GSK has agreed to the sale of 28.2 million ordinary shares in Aspen Pharmacare Holdings Ltd ("Aspen") at a price of ZAR 372 per share (the "Placing Shares"), raising gross proceeds of approximately ZAR 10.5 billion.

Following settlement of the sale, GSK will hold 28.2 million ordinary shares in Aspen, representing approximately 6.2% of the issued share capital. GSK has undertaken not to dispose of any further shares in Aspen for a period of 180 days following completion, subject to certain limited exceptions.

The gross proceeds of thetransaction are equivalent to GBP 574 million at the prevailing exchange rate on 12 March 2015. Proceeds from the transaction will be used for general corporate purposes. The net profit on disposal will not be included in core operating profit and core EPS in 2015 and it is expected that GSK will no longer account for Aspen as an associate going forward.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	Claire Brough	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)

Cautionary statement regarding forward-looking statements
This announcement does not constitute a prospectus or an offer or invitation to purchase securities.
This announcement is only addressed to, and directed at, persons in member states of the European Economic Area ("EEA") who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) as amended by the 2010 PD Amending Directive (Directive 2010/73/EU), as and to the extent implemented in the relevant EEA member state, and any relevant implementing measure in the relevant member state.
In addition, in the United Kingdom, this announcement is not being distributed, nor has it been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 ("FSMA"), by a person authorised under FSMA and is directed only at persons (i) who are persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) other persons to whom it may lawfully be communicated ("relevant persons"). Under no circumstances should persons who are not relevant persons rely or act upon the contents of this announcement. Any investment or investment activity to which this announcement relates in the United Kingdom is available only to, and will be engaged only with, relevant persons.
This announcement is not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. GSK does not intend to register any part of the offering in the United States or to conduct a public offering in the United States of the shares to which this announcement relates.
The Offering and the distribution of this announcement do not, nor are they intended to, constitute an offer for the sale of or subscription for, or the solicitation of an offer to buy and subscribe for, shares to the public as defined in the South African Companies Act, No 71 of 2008 (as amended or otherwise) (the "South African Act") and will not be distributed to any person in South Africa in any manner which could be construed as an offer to the public in terms of the South African Act. The Offering and the distribution of this announcement do not, nor are they intended to, constitute a prospectus prepared and registered under the South African Act.
The Offering and the distribution of this announcement and other information in connection with the Offering in certain jurisdictions may be restricted by law. No action has been taken that would permit the Offering or distribution of this announcement in any jurisdiction where action for such purpose is required. Persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
Citigroup Global Markets Limited and UBS Limited, which are authorised and regulated by the Financial Conduct Authority, are acting for GSK and for no one else in connection with the Offering and will not be responsible to anyone other than GSK for providing the protections afforded to their customers or for affording advice in relation to the Offering, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement. Citigroup Global Markets Limited and UBS Limited may participate in the Offering on a proprietary basis.
This announcement does not represent the announcement of a definitive agreement to proceed with the Offering and, accordingly, there can be no certainty that the Offering will proceed. GSK reserves the right not to proceed with the Offering or to vary the terms of the Offering in any way.
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 13, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc